UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower
Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Item 8.01	Other Events.

On January 9, 2020, Amira Nature Foods, Ltd (the “Company”) issued a press release announcing that it had received notice from the New York Stock Exchange (the “NYSE”) that it has regained full compliance with the NYSE’s minimum average share price listing requirement.  Rule 802.01C of the NYSE’s Listed Company Manual requires that a company’s common stock trading at a minimum average closing price of $1.00 over a consecutive 30 trading-day period. The Company regained compliance after its closing share price on December 26, 2019 and its average closing share price for the consecutive 30-days of trading ending December 26, 2019 were both above $1.00 per share. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third-party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Germany, the United Kingdom, and the United States.

Cautionary Statement and Note on Forward-Looking Statements

As previously reported by the Company on Form 6-K filed with the SEC on March 18, 2019, in the second half of fiscal year 2019, the Company announced the conversion of the outstanding debt of Amira Pure Foods Private Limited, (“Amira India”) a partially-owned subsidiary of Amira Mauritius, the Company’s subsidiary, into equity (the “Deconsolidation”). This Deconsolidation resulted in Amira Mauritius’ ownership of Amira India being reduced from 80.4% to 49.8%. As a result, Amira India and its wholly owned subsidiaries will no longer be consolidated line item level) for purposes of preparing the Company’s consolidated financial statements which would be  included in the Company’s Form 20-F for the year ended March 31, 2019 which was not been filed with the SEC as of July 31, 2019, its prescribed due date or the date hereof. As a result of the Deconsolidation, the Company’s operating and financial results for fiscal 2019, (reflecting the Deconsolidation), will materially differ from those of prior periods and will  reflect a material reduction of  the Company’s  revenues, assets and liabilities in comparison to all  prior years reported by the Company on Form 20-F. This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases that we or our members of management use such as “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the global rice market, the financial impact of the Deconsolidation, new sales contracts on our revenue, our expectations regarding the successful efforts of our distribution partners, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to perform our agreements with customers; our ability to recognize revenue from our contracts as planned; continued competitive pressures in the marketplace; our reliance on a few customers and distribution partners for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important considerations contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits

Exhibit No.	Description
99.1	Press Release dated January 9, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 9, 2020	AMIRA NATURE FOODS LTD

	By:	/s/ Karan A. Chanana
	Print:	Karan A. Chanana
	Title:	Chairman

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Amira Nature Foods, Ltd dated December 10, 2019

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